TITAN TRADING ANALYTICS INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Titan Trading Analytics Inc. (hereinafter called the "Company") will be held at the offices of the Company, 500 - 602 West Hastings Street, Vancouver, British Columbia on April 30, 2004 at the hour of 10 o'clock in the forenoon for the following purposes:

(a)	To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended October 31, 2003, and the report of the auditor thereon;

(b)
To appoint Deloitte & Touche LLP, Chartered Accountants in place of Collins Barrow, Chartered Accountants as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c)	To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d)	To determine the number of Directors at four;

(e)	To elect Directors for the ensuing year;

(f)	To consider and, if thought fit, to approve a stock option plan for the Company, as more particularly described in the Information Circular;

(g)	To consider and, if thought fit, to approve the creation of a control block in the name of Dr. Kenneth W. Powell by way of private placement subscription; and

(h)	To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of Computershare Trust Company of Canada not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 29th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

         “Dr. Ken Powell”
         Dr. Ken Powell
         President and Director